UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Union Street
(No. and Street)

Boston (City) MA (State) 02108-2406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Ennis 617-367-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300 (Address) WALTHAM (City) MA (State) 02453 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possession

15049816

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, David M. Ennis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AI Securities, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JAYNE L. SWART
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMM. EXPIRES OCTOBER 1, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

Financial Statements
and Supplementary Information

Year Ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

And

Exemption Report

Year Ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

AND

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

EXEMPTION REPORT

Year Ended December 31, 2014

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
EXEMPTION REPORT	12

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AI Securities, Inc.:

We have audited the accompanying statement of financial condition of AI Securities, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of AI Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of AI Securities, Inc.'s financial statements. The Supplementary Information is the responsibility of AI Securities, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

Waltham, Massachusetts
February 27, 2015

AI SECURITIES, INC,
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash	$	31,817
Total Assets	**$**	**31,817**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	10,000
Stockholder's equity:		
Common stock		10
Additional paid-in capital		25,000
Accumulated deficit		(3,193)
Total stockholder's equity		21,817
Total Liabilities and Stockholder's Equity	**$**	**31,817**

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC,
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenue:		
Consulting fee	$	25,000
Interest income		7
		25,007
Expenses:		
Office expenses		18,576
Professional fees		12,000
Filing fees		1,594
Insurance		576
		32,746
Net loss	**$**	**(7,739)**

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common		Additional	Accumulated	Total Stockholder's
	Shares	Stock	Paid-In Capital	Surplus/(Deficit)	Equity
Balance at December 31, 2013	**1,000**	**$ 10**	**$ 10,000**	**$ 4,546**	**$ 14,556**
Capital contribution	-	-	15,000	-	15,000
Net loss	-	-	-	(7,739)	(7,739)
Balance at December 31, 2014	**1,000**	**$ 10**	**$ 25,000**	**$ (3,193)**	**$ 21,817**

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTEMENTS, INC.)
STATEMENT OF CASH FLOWS
Year ended December 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(7,739)
Changes in operating assets and liabilities:		
Consulting fees receivable		195,000
Accrued expenses		(175,515)
Net cash provided by operating activities		**11,746**
Cash Flows from Financing Activities:		
Capital contribution		15,000
Net cash provided by investing activities		**15,000**
Net Increase in Cash		**26,746**
Cash, beginning of year		**5,071**
Cash, end of year	**$**	**31,817**

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2014

1. Nature of Operations

AI Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a Delaware Corporation that is a wholly owned subsidiary of Affirmative Investments, Inc. (the Parent).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement and an additional contingent fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, transaction, etc. is finalized. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed. Additionally, the Company recognizes management fees based on contract terms.

Income Taxes
The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided. The income tax returns of the Parent for 2011, 2012 and 2013, are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 27, 2014, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2014, there were 15,000 shares of common stock, $.01 par value, of which 1,000 were issued and outstanding.

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2014, the Company had net capital of $21,817 which was $16,817 in excess of its required net capital of $5,000.

The Company's percentage of aggregate indebtedness to net capital was .46 to 1 at December 31, 2014.

6. Revenue Concentration

For the year ended December 31, 2014, one customer accounted for 100% of consulting revenue.

7. Related Party Transactions

The Company is co-located with its Parent. Under an Expense Sharing Agreement (the Agreement) dated September 5, 2014, the Parent provides certain services to the Company for various administrative services and use of its facilities. These amounts are subject to periodic review. These expenses, included in office expenses in the statements of operations, were $18,576.

8. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the amount that is owed to the parent under the Expense Sharing Agreement.

Schedule I

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTEMENTS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2014

Net capital:		
Stockholder's equity:		
Common stock	$	10
Additional paid-in capital		25,000
Accumulated deficit		(3,193)
Net capital	**$**	**21,817**
Aggregate indebtedness	**$**	**10,000**
Minimum net capital required	**$**	**5,000**
Net capital above requirement	**$**	**16,817**
Ratio: Aggregate indebtedness to net capital		**0.46 TO 1**

Reconciliation of the Company's Computation (included in part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported on Part IIA of Form X-17A-5	$	31,817
Audit adjustment to accrue professional fees		(10,000)
Net capital as above	**$**	**21,817**

See accompanying Report of Registered Public Accounting Firm.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2014

AI Securities, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 of the Securities and Exchange Commission are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AI Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AI Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which AI Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (1) as the Company does not hold funds or securities for the accounts of its customers (the "exemption provision") and (2) AI Securities, Inc. stated that AI Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. AI Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kahn, Litwin, Renza & Co., Ltd.

Waltham, Massachusetts
February 27, 2015

AI SECURITIES
INCORPORATED

A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.

February 27, 2015

To Whom It May Concern,

We represent to our best knowledge and belief the following:

1) AI Securities, Inc. operates pursuant to SEC Rule 15c3-3(k)(1)

2) During the year ended December 31, 2014 AI Securities, Inc. adhered to the above identified exemptive provisions in paragraph (k) of Rule 15c3-3 without exception.

David Ennis

33 UNION STREET BOSTON MASSACHUSETTS 02108 t: 617.367.4300 f: 617.367.1133